UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                        _______________________

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                           (Amendment No. 1)
                        _______________________

                COLUMBIA/HCA HEALTHCARE CORPORATION
                             (Name of Issuer)

               Common Stock, par value $.01 per share
                   (Title of Class of Securities)

                               1976 77 107
                             (CUSIP Number)
                        _______________________

                           T. Michael Long
                     Brown Brothers Harriman & Co.
                            59 Wall Street
                         New York, N.Y. 10005
                      Tel. No.:  (212) 493-8400
                (Name, Address and Telephone Number of
                 Person Authorized to Receive Notices
                        and Communications)
                      _______________________

                            May 1, 1994
                (Date of Event which Requires Filing
                        of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box __ .

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           Page 1 of 13 Pages

                              SCHEDULE 13D
CUSIP No. 1976 77 107                                Page 2 of 13 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The 1818 Fund, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
                                                               (b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS

            N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                     7   SOLE VOTING POWER
                               0

   NUMBER OF         8   SHARED VOTING POWER
     SHARES
BENEFICIALLY OWNED        2,562,162 (including Notes convertible into 2,162,162
BY EACH REPORTING         shares and Warrants to purchase 400,000 shares)
     PERSON
      WITH           9   SOLE DISPOSITIVE POWER
                          0

                    10   SHARED DISPOSITIVE POWER

                          2,562,162 (including Notes convertible into 2,162,162 shares and Warrants to purchase 400,000 shares)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,562,162 (including Notes convertible into 2,162,162 shares and Warrants to purchase 400,000 shares)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Less than 5%

14   TYPE OF REPORTING PERSON

           PN

                              SCHEDULE 13D
CUSIP No. 1976 77 107                                Page 3 of 13 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Brown Brothers Harriman & Co.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
                                                               (b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS

            N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

                     7   SOLE VOTING POWER
                               0

   NUMBER OF         8   SHARED VOTING POWER
     SHARES
BENEFICIALLY OWNED        2,562,162 (including Notes convertible into 2,162,162
BY EACH REPORTING         shares and Warrants to purchase 400,000 shares)
     PERSON
      WITH           9   SOLE DISPOSITIVE POWER
                           0

                    10   SHARED DISPOSITIVE POWER

                          2,562,162 (including Notes convertible into 2,162,162 shares and Warrants to purchase 400,000 shares)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,562,162 (including Notes convertible into 2,162,162 shares and Warrants to purchase 400,000 shares)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Less than 5%

14   TYPE OF REPORTING PERSON

           PN

                              SCHEDULE 13D
CUSIP No. 1976 77 107                                Page 4 of 13 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             T. Michael Long

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
                                                               (b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS

            N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

                     7   SOLE VOTING POWER
                               0

   NUMBER OF         8   SHARED VOTING POWER
     SHARES
BENEFICIALLY OWNED        2,562,162 (including Notes convertible into 2,162,162
BY EACH REPORTING         shares and Warrants to purchase 400,000 shares)
     PERSON
      WITH           9   SOLE DISPOSITIVE POWER
                          0

                    10   SHARED DISPOSITIVE POWER

                          2,562,162 (including Notes convertible into 2,162,162 shares and Warrants to purchase 400,000 shares)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,562,162 (including Notes convertible into 2,162,162 shares and Warrants to purchase 400,000 shares)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Less than 5%

14   TYPE OF REPORTING PERSON

           IN

                              SCHEDULE 13D
CUSIP No. 1976 77 107                                Page 5 of 13 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Lawrence C. Tucker

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
                                                               (b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS

            N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

                     7   SOLE VOTING POWER
                               0

   NUMBER OF         8   SHARED VOTING POWER
     SHARES
BENEFICIALLY OWNED        2,562,162 (including Notes convertible into 2,162,162
BY EACH REPORTING         shares and Warrants to purchase 400,000 shares)
     PERSON
      WITH           9   SOLE DISPOSITIVE POWER
                           0

                    10   SHARED DISPOSITIVE POWER

                          2,562,162 (including Notes convertible into 2,162,162 shares and Warrants to purchase 400,000 shares)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,562,162 (including Notes convertible into 2,162,162 shares and Warrants to purchase 400,000 shares)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Less than 5%

14   TYPE OF REPORTING PERSON

           IN

CUSIP No. 1976 77 107            13D                 Page 6 of 13 Pages


                     AMENDMENT NO. 1 TO SCHEDULE 13D


Item 1.   Security and Issuer.

          This Amendment No. 1 amends and restates, in its entirety, the
Schedule 13D dated March 28, 1991 (the "Original Statement") (the Original Statement, as amended and restated hereby, shall be known as the "Statement"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Columbia/HCA Healthcare Corporation (formerly Columbia Healthcare Corporation, which was formerly Columbia Hospital Corporation), a Delaware corporation (the "Company"), whose principal executive office is located at 201 West Main Street, Louisville, Kentucky 40202. Although no person identified in Item 2 has acquired any shares of Common Stock, such persons may be deemed to be the beneficial owners of the shares of Common Stock reported in Item 5 by virtue of their acquisition of beneficial ownership of an aggregate principal amount of $40,000,000 of the Company's 9% Subordinated Mandatory Convertible Notes due June 30, 1999 (the "Notes") and warrants (the "Warrants") entitling the holders thereof to purchase up to 400,000 shares of the Common Stock.

Item 2.   Identity and Background.

          (a), (b), (c) and (f). This Statement on Schedule 13D is being filed by The 1818 Fund, L.P., a Delaware limited partnership (the "Fund"), Brown Brothers Harriman & Co., a New York limited partnership and general partner of the Fund ("BBH & Co."), T. Michael Long ("Long") and Lawrence C. Tucker ("Tucker") (the Fund, BBH & Co., Long and Tucker are referred to collectively herein as the "Reporting Persons").

          The Fund was formed to provide a vehicle for institutional and substantial corporate investors to acquire significant equity interests in medium-sized publicly owned United States corporations that could benefit from the presence of a large, management supportive shareholder with a relatively long-term investment goal. BBH & Co. is a private

CUSIP No. 1976 77 107            13D                 Page 7 of 13 Pages


bank. Pursuant to a resolution adopted by the partners of BBH & Co., BBH & Co. has designated and appointed Long and Tucker, or either of them, the sole and exclusive partners of BBH & Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to (i) the Notes, (ii) the Warrants and (iii) the shares of Common Stock into which the Notes are convertible or for which the Warrants are exercisable.

          The address of the principal business and principal offices of the Fund and BBH & Co. is 59 Wall Street, New York, New York 10005.

          The business address of each of Long and Tucker is 59 Wall Street, New York, New York 10005. The present principal occupation or employment of each of Long and Tucker is as a general partner BBH & Co. Long and Tucker are citizens of the United States.

          The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each general partner of BBH & Co. is set forth on
Schedule I to the Original Statement and is incorporated herein by reference.

          (d) and (e). During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I to the Original Statement, which is incorporated herein by reference, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 1976 77 107            13D                 Page 8 of 13 Pages


Item 3.   Source and Amount of Funds or Other Consideration.

          Pursuant to the Securities Purchase Agreement (a copy of which was filed as Exhibit 1 to the Original Statement and is incorporated herein by reference), dated as of March 18, 1991 (the "Securities Purchase Agreement"), by and between the Company and the Fund, the Company issued to the Fund, and the Fund acquired from the Company, the Notes and the Warrants (the Notes and the Warrants are sometimes referred to herein collectively as the "Securities") for an aggregate purchase price (the "Purchase Price") of $40,000,000, upon the terms and subject to the conditions set forth in the Securities Purchase Agreement.

          The funds used by the Fund to pay the Purchase Price were obtained by the Fund from capital contributions made by its partners pursuant to pre-existing capital commitments.

          Any $1,000 in principal amount of the Notes may be converted into such number of fully paid, duly authorized and non-assessable shares of Common Stock as is equal to (i) $1,000 divided by (ii) the "Conversion Price," which initially shall be $18.50 (subject to anti-dilution adjustments described in the Securities Purchase Agreement). Each Warrant entitles the registered holder thereof to purchase from the Company one fully paid, duly authorized and non-assessable share of the Common Stock at an exercise price of $20.00 per share (subject to anti-dilution adjustments described in the Warrant).

Item 4.   Purpose of Transaction.

          The Fund has acquired the Securities for investment purposes. The Securities Purchase Agreement and the Registration Rights Agreement, dated as of March 18, 1991, between the Company and the Fund (the "Registration Rights Agreement"), which are attached to the Original Statement as Exhibits l and 2, respectively, and which are incorporated herein by reference, contain, among other things, certain provisions which relate to (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (ii) a change in the present board of directors or management

CUSIP No. 1976 77 107            13D                 Page 9 of 13 Pages


of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board and
(iii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person.

          Other than as described in the Securities Purchase Agreement, the Securities or the Registration Rights Agreement, no Reporting Person has any present plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other materials change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

          Pursuant to the terms of the Securities Purchase Agreement, the Notes may be mandatorily converted into Common Stock or, alternatively, the Reporting Persons may, at any time at their option convert all or a portion of the Notes into Common Stock. The Reporting Persons may sell all or a portion of the Notes, the Warrants or their shares of Common Stock in the open market or in privately negotiated transactions, subject to the terms of the Securities Purchase Agreement

CUSIP No. 1976 77 107            13D                 Page 10 of 13 Pages


and the Registration Rights Agreement, the Company's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to the availability of shares at prices deemed favorable, and to the factors and conditions referred to above.

Item 5.   Interest in Securities of the Issuer.

          (a) through (c). As set forth above, on March 18, 1991, the Company issued to the Fund and the Fund acquired from the Company (i) the Notes in an aggregate principal amount of $40,000,000 and (ii) the Warrants entitling the holders thereof to purchase up to 400,000 shares of the Company's Common Stock.

          Giving effect to the conversion of all Notes and the exercise of all Warrants, the Fund beneficially owns 2,562,162 shares of Common Stock (consisting of 2,162,162 shares representing converted Notes and 400,000 shares representing exercised Warrants), representing approximately 15.3% of the outstanding shares of Common Stock as of March 18, 1991 (based on the number of shares of Common Stock outstanding as represented by the Company in the Securities Purchase Agreement).

          As of May 1, 1994, based upon the amount of shares outstanding as of such date as reported in the Company's most recent quarterly report for the quarter ended March 31, 1994, the Fund no longer beneficially owns in excess of five percent of the Common Stock.

          By virtue of BBH & Co.'s relationship with the Fund, BBH & Co. may be deemed to beneficially own 2,562,162 shares of Common Stock (consisting of 2,162,162 shares representing converted Notes and 400,000 shares representing exercised Warrants), representing approximately 15.3% of the outstanding shares of Common Stock as of March 18, 1991 (based on the number of shares of Common Stock outstanding as

CUSIP No. 1976 77 107            13D                 Page 11 of 13 Pages



represented by the Company in the Securities Purchase Agreement). By virtue of the resolution adopted by BBH & Co. designating Long and Tucker, or either of them, as the sole and exclusive partners of BBH & Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the Notes, the Warrants and the shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrants owned by the Fund, each of Long and Tucker may be deemed to beneficially own 2,562,162 shares of Common Stock (consisting of 2,162,162 shares representing converted Notes and 400,000 shares representing exercised Warrants), representing approximately 15.3% of the outstanding shares of Common Stock as of March 18, 1991 (based on the number of shares of Common Stock outstanding as represented by the Company in the Securities Purchase Agreement).

          As of May 1, 1994, based upon the amount of shares outstanding as of such date as reported in the Company's most recent quarterly report for the quarter ended March 31, 1994, neither BBH & Co., Long or Tucker beneficially own in excess of five percent of the Common Stock.

          Except as set forth above, as of the time of the filing of the Original Statement, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I, beneficially owned any shares of Common Stock or had effected any transaction in shares of Common Stock during the preceding 60 days.

          (d). To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrants.

          (e).  Not applicable.

CUSIP No. 1976 77 107            13D                 Page 12 of 13 Pages


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          The Company has entered into the Registration Rights Agreement with the Fund giving the Fund, among other things, the right to require the Company to register for sale to the public the shares of the Common Stock acquired by the Fund upon conversion of the Notes or exercise of the Warrants.

          Except as described elsewhere in this Statement and as set forth in the Securities Purchase Agreement (including the exhibits thereto) and the Registration Rights Agreement, copies of which are attached to the Original Statement as Exhibits 1 and 2, respectively, and incorporated herein by reference, to the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

          */1. Securities Purchase Agreement, dated as of March 18, 1991, by and between the Company and the Fund.

          */2. Registration Rights Agreement, dated as of March 18, 1991, between the Company and the Fund.

________________________________

*/     Files with the Original Statement.

CUSIP No. 1976 77 107            13D                 Page 13 of 13 Pages


SIGNATURES

          After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 1994


                         THE 1818 FUND, L.P.

                         By:  Brown Brothers Harriman & Co.,
                              General Partner


                         By:  /s/ Lawrence C. Tucker
                              Name: Lawrence C. Tucker
                              Title:  Partner


                         BROWN BROTHERS HARRIMAN & CO.


                         By:  /s/ T. Michael Long
                              Name: T. Michael Long
                              Title:  Partner



                               /s/ T. Michael Long
                                   T. Michael Long



                               /s/ Lawrence C. Tucker
                                   Lawrence C. Tucker